SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                        (Amendment No. )




NAME OF ISSUER:    Albany International Corporation

TITLE OF CLASS OF SECURITIES:          Common Stock





CUSIP NUMBER       012348-100




Check the following box if a fee is being paid with this statement: [X]

CUSIP NO.  012348-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power          1,397,285
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              1,142

                   (7)  Sole
                        Dispositive
                        Power            131,000

                   (8)  Shared
                        Dispositive
                        Power          1,267,427


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   1,398,427


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             5.76
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)







                            - 2(a) -

CUSIP NO.  012348-100



(1)   Names of Reporting Persons       MELLON BANK N.A.
      SS or IRS Identification Nos.         IRS No. 25-0659306
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power          1,370,285
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              1,142

                   (7)  Sole
                        Dispositive
                        Power            104,000

                   (8)  Shared
                        Dispositive
                        Power          1,267,427


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   1,371,427


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             5.65
      by Amount in Row (9)


(12)  Type of Reporting Person         BK
      (See Instructions)







                            - 2(b) -

CUSIP NO.  012348-100



(1)   Names of Reporting Persons       DREYFUS CORPORATION
      SS or IRS Identification Nos.         IRS No. 13-5673135
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power          1,264,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power               0

                   (7)  Sole
                        Dispositive
                        Power               0

                   (8)  Shared
                        Dispositive
                        Power          1,264,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   1,264,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             5.20
      by Amount in Row (9)


(12)  Type of Reporting Person         IA
      (See Instructions)







                            - 2(c) -

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Albany International Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   1373 Broadway
                   Albany, NY 12204

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and any other
                   reporting person(s) identified on the second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   c/o Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258
                   (for all reporting persons)

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Albany International Corporation Common Stock

Item 2(e)   CUSIP Number:

                   012348-100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

            BK =   Bank as defined in Section 3(a)(6) of the Act

            IV =   Investment Company registered under Section
                   8 of the Investment Company Act

            IA =   Investment Advisor registered under Section
                   203 of the Investment Advisers Act of 1940









SCHEDULE 13G  (Continued)



             EP = Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13-d(1)(b)(ii)(F)

             HC = Parent Holding Company, in accordance with
                  Section 240.13-d(1)(b)(ii)(G)


Item 4  Ownership:

             See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

             The amount beneficially owned includes, where
              appropriate securities not outstanding which are
             subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.


Item 5  Ownership of Five Percent or Less of a Class:

             N/A


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation and subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0.


SCHEDULE 13G  (Continued)


Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             See Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.


Date:  February 7, 1995


MELLON BANK CORPORATION


By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel


                            EXHIBIT I



The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon
Bank Corporation, as marked (X):


(A)      X  Boston Safe Deposit and Trust Company
         X  Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
         X  Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)         Franklin Portfolio Associates Trust
            Laurel Capital Advisors
         X  Mellon Capital Management Corporation
            Mellon Equity Associates
            The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
            The Boston Company Asset Management, Inc.
            The Boston Company of Southern California
         X  The Dreyfus Corporation
            Dreyfus Management, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

                           EXHIBIT II



        Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be filed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

        Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy to the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: February 7, 1995


MELLON BANK, N.A.


/s/ Stephen A. Yoder
Stephen A. Yoder
Assistant General Counsel


THE DREYFUS CORPORATION


/s/ Daniel C. MacLean
Daniel C. MacLean
Vice President
General Counsel








                             - 7 -